UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Ellen B. Farber (f/k/a Ellen B. Kurtzman)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		873,719 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		873,719 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

873,719 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 14 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Delv, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		592,218 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,218 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,218 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 3 of 14 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,218 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

592,218 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,218 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 14 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS Trust FBO David M. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		592,218 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

592,218 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,218 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 5 of 14 Pages

CUSIP No.	125906 10 7

1	NAMES OF REPORTING PERSONS BLK Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		66,457 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,457 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,457 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 6 of 14 Pages

CUSIP No.	125906 10 7
This Amendment No. 10 amends the Schedule 13D, as previously amended, filed by Ellen B. Farber (f/k/a Ellen B. Kurtzman), Delv, L.P. (the “Partnership”), Trust FBO Ellen B. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “EBF Trust”), Trust FBO David M. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “DMF Trust,” and together with the EBF Trust, the “Children’s Trusts”), Oliver Ernest Associates, LP, a Delaware limited partnership (“Oliver Ernest LP”) and The David M. Farber Trust dated March 29, 2006 (the “David Farber 2006 Trust”) with respect to the common stock, par value $.10 per share (“Common Stock”) of CSS Industries, Inc., a Delaware corporation (“CSS”). As a result of the transactions described in Item 5, BLK Investments L.P. (“BLK Investments”) is joining this Schedule 13D filing as part of this Amendment No. 10.
Item 2. Identity and Background.
(a)	BLK Investments is joining in this filing, and the following information in this Item 2 supplements the information set forth in Item 2 of the initial filing of the Schedule 13D and in Item 2 of the subsequent amendments to this Schedule 13D. BLK Investments is a Delaware limited partnership. The EBF Trust is the general partner of BLK Investments, and Ellen B. Farber is the sole trustee of the EBF Trust.

(b)	The business address of BLK Investments is 801 Cassatt Road, Suite 111, Berwyn, PA 19312.

(c)	The principal business of BLK Investments is to manage its assets.

(d)	BLK Investments has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, BLK Investments was not a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 5. Interest in Securities of the Issuer
Ellen B. Farber may be deemed to beneficially own 873,719 shares of Common Stock (9.1 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended June 30, 2009 indicating that 9,606,306 shares of Common Stock were issued and outstanding on July 28, 2009). She has sole voting and investment power with regard to all of such shares, described as follows:
•	83,667 shares of Common Stock owned directly.

•	592,218 shares of Common Stock (6.2 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Farber exercises voting and investment power over these shares through Delv, Inc. (the “General Partner”), a Delaware corporation and general partner of the Partnership, which

Page 7 of 14 Pages

CUSIP No.	125906 10 7
has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children’s Trusts, for which Ellen B. Farber serves as sole trustee. As a result, the Children’s Trusts may be deemed to have shared voting and investment power with regard to the 592,218 shares held by the Partnership. Ellen B. Farber also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Farber has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the “2003 Trust”), of which Ellen B. Farber is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

•	66,457 shares of Common Stock (0.7 percent of the issued and outstanding Common Stock of CSS) owned by BLK Investments. Ellen B. Farber exercises voting and investment power over these shares through the EBF Trust, the general partner of BLK Investments, which has the sole voting and investment power with regard to the shares of Common Stock owned by BLK Investments. Ellen B. Farber is the sole trustee of the EBF Trust, and in that capacity, Ellen B. Farber has the power to act on behalf of the EBF Trust, in its capacity as the general partner of BLK Investments, to vote and dispose of shares held by BLK Investments.
Ellen B. Farber may also be deemed to have sole voting and investment power with respect to 131,377 shares held by the Farber Family Foundation, Inc., a charitable foundation (the “Farber Family Foundation”). Ellen B. Farber, Jack Farber, her father, Vivian Farber, her mother, and David M. Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Farber has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Farber disclaims any beneficial ownership in the shares held by the Farber Family Foundation.
Prior to the transfers discussed below, Ellen B. Farber also shared voting and investment power with respect to the following shares of Common Stock:
•	20,800 shares of Common Stock owned by a trust for the benefit of her son, Blake Kurtzman (the “BK Trust”), for which she serves as co-trustee with Matthew Kamens and Lester Lipschutz.

•	22,675 shares of Common Stock owned by a trust for the benefit of her daughter, Leigh Ann Kurtzman (the “LAK Trust”), for which she serves as co-trustee with Matthew Kamens and Lester Lipschutz.

Page 8 of 14 Pages

CUSIP No.	125906 10 7
•	22,982 shares of Common Stock owned by a trust for the benefit of her son, Kenneth Kurtzman (the “KK Trust”), for which she serves as co-trustee with Matthew Kamens and Lester Lipschutz.
On October 31, 2008, the BK Trust, the LAK Trust and KK Trust contributed 46,300 of such shares to BLK Investments, and they contributed the remaining 20,157 shares to BLK Investments on November 7, 2008. Ellen B. Farber, as trustee of the EBF Trust, now has sole voting and investment power as to such shares of Common Stock, as described above.
In addition, subsequent to the filing date of Amendment No. 9 to the Schedule 13D, the Partnership sold an aggregate of 157,782 shares of Common Stock as follows:

Date of Sale	Number of Shares	Price Per Share ($)
May 27, 2009	1,000	20.70
June 4, 2009	6,000	20.00
June 4, 2009	1,000	20.01
June 4, 2009	1,158	20.05
June 5, 2009	400	20.05
June 10, 2009	500	19.20
June 10, 2009	500	19.25
June 10, 2009	1500	19.30
June 10, 2009	500	19.39
June 11, 2009	8,113	19.00
June 11, 2009	600	19.02
June 11, 2009	500	19.05
June 11, 2009	800	19.10
June 11, 2009	200	19.12
June 11, 2009	400	19.29
June 11, 2009	100	19.31
July 28, 2009	400	23.00
July 28, 2009	100	23.02
July 28, 2009	300	23.03
July 28, 2009	200	23.04
July 28, 2009	100	23.07
July 28, 2009	100	23.08
July 28, 2009	300	23.09
July 28, 2009	100	23.10
July 28, 2009	100	23.11
July 28, 2009	500	23.13
July 28, 2009	100	23.28
July 28, 2009	100	23.35
July 28, 2009	400	23.37
July 30, 2009	1,200	23.00

Page 9 of 14 Pages

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
July 30, 2009	1,000	23.01
July 30, 2009	1,000	23.10
July 30, 2009	3,900	23.24
July 30, 2009	1,100	23.25
July 30, 2009	1,000	23.29
July 30, 2009	2,000	23.30
July 30, 2009	950	23.39
July 30, 2009	251	23.44
July 30, 2009	50	23.46
July 31, 2009	4,000	23.00
July 31, 2009	1,000	23.01
July 31, 2009	298	23.30
July 31, 2009	200	23.31
July 31, 2009	2	23.34
July 31, 2009	5,000	23.40
July 31, 2009	1,000	23.49
July 31, 2009	200	23.50
August 4, 2009	2,500	22.99
August 4, 2009	5,000	23.00
August 4, 2009	1,000	23.01
August 6, 2009	8,970	22.00
August 6, 2009	10	22.01
August 6, 2009	10	22.04
August 6, 2009	10	22.06
August 6, 2009	700	22.10
August 6, 2009	300	22.13
August 7, 2009	3,027	22.00
August 7, 2009	3,500	22.10
August 7, 2009	2,500	22.15
August 7, 2009	1,200	22.49
August 10, 2009	18,000	21.75
August 10, 2009	1,000	21.80
August 10, 2009	800	21.83
August 10, 2009	200	21.84
August 10, 2009	1,000	21.85
August 10, 2009	397	21.98
August 11, 2009	500	21.75
August 12, 2009	10,000	21.75
August 12, 2009	1,000	21.77
August 12, 2009	700	21.80
August 18, 2009	4,200	22.00
August 18, 2009	800	22.42

Page 10 of 14 Pages

CUSIP No.	125906 10 7

Date of Sale	Number of Shares	Price Per Share ($)
August 19, 2009	100	21.75
August 19, 2009	100	22.01
August 19, 2009	454	22.04
August 20, 2009	5,900	21.75
August 20, 2009	6,832	21.80
August 20, 2009	100	21.90
August 21, 2009	300	21.95
August 21, 2009	200	21.97
August 21, 2009	400	22.00
August 21, 2009	4,393	22.01
August 21, 2009	300	22.05
August 21, 2009	300	22.06
August 21, 2009	321	22.07
August 21, 2009	3,068	22.10
August 21, 2009	87	22.12
August 21, 2009	386	22.14
August 21, 2009	100	22.15
August 21, 2009	2,000	22.20
August 21, 2009	172	22.44
August 24, 2009	1,000	22.50
August 24, 2009	2,306	22.60
August 24, 2009	1,600	22.88
August 24, 2008	100	22.90
August 25, 2009	400	21.80
August 25, 2009	200	21.90
August 26, 2009	517	21.75
August 27, 2009	2,591	21.58
August 27, 2009	308	21.59
August 27, 2009	1700	21.60
August 27, 2009	1	21.61
August 28, 2009	2,000	22.00
August 28, 2009	1,500	22.17
August 28, 2009	200	22.18
August 28, 2009	300	22.21

TOTAL	157,782
The sales by Delv listed in the table above were effected in the public trading markets under a Registration Statement on Form S-3 (Commission File No. 333-156031).
On October 1, 2009, Ellen B. Farber resigned as Manager of Oliver Ernest Associates, LLC, a Delaware limited liability company that is the general partner of Oliver Ernest LP, a Delaware limited partnership, which at the time of her resignation held 66,732 shares of

Page 11 of 14 Pages

CUSIP No.	125906 10 7
Common Stock. Prior to her resignation, she had exercised voting and investment power over these shares in her capacity as Manager of Oliver Ernest Associates, LLC. Following her resignation, Ms. Farber has no voting or dispositive control as to such shares.
Item 7. Material to be Filed as Exhibits.
6.	Agreement relating to joint filing of this statement. Exhibit 6 provides as follows:

By the execution of this Amendment No. 10 to Schedule 13D, each of the persons signing this Amendment No. 10 to Schedule 13D agrees that this Amendment No. 10 to Schedule 13D and any further amendment to the Schedule 13D shall be filed on behalf of each of them.

Page 12 of 14 Pages

CUSIP No.	125906 10 7
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Ellen B. Farber
Ellen B. Farber

DELV, L.P.
By:	DELV, INC., its General Partner

By:	/s/ Ellen B. Farber
Ellen B. Farber, President

TRUST FBO ELLEN B. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Signatures continued on next page

Page 13 of 14 Pages

CUSIP No.	125906 10 7
Signatures continued from previous page

BLK INVESTMENTS L.P.
By:	Trust FBO Ellen B. Farber under the 2002 Farber Children’s Trusts Dated December 12, 2002, its General Partner

By:	/s/ Ellen B. Farber
Ellen B. Farber, Trustee

Date: October 8, 2009

Page 14 of 14 Pages